UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __ )*

Community Shores Bank Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

204046 10 6
(CUSIP Number)

Bradley J. Wyatt Dickinson Wright, PLLC 350 S. Main Street, Suite 300 Ann Arbor, Michigan 48104 734-623-1905
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204046 10 6	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce J. Essex, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 994,531
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 994,531

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.25%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*This percent is based on 4,101,664 shares of Common Stock outstanding, as confirmed by the Company via email.

CUSIP No. 204046 10 6	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bruce J. Essex, Jr. 2016 Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 994,531
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 994,531

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 994,531
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.25%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*This percent is based on 4,101,664 shares of Common Stock outstanding, as confirmed by the Company via email.

CUSIP No. 204046 10 6	SCHEDULE 13D	Page 4 of 6 Pages

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock of Community Shores Bank Corporation (the “Issuer” or “Community Shores”). The principal executive office of Community Shores is located at 1030 W. Norton Avenue, Muskegon, Michigan 49441.

Item 2. Identity and Background.

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

a)	Name:

Bruce J. Essex, Jr. (“Mr. Essex”)

Bruce J. Essex, Jr. 2016 Revocable Trust (the “Trust”), of which Bruce J. Essex, Jr. is the sole trustee (the “Trustee”)

(Each a “Reporting Person” and jointly the “Reporting Persons”)

b)	Business address:

111 W. Western Avenue

Muskegon, MI 49442

c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Bruce J. Essex, Jr. is CEO of Port City Group and principal of Pace Industries. His principal business address is 111 W. Western Avenue, Muskegon, MI 49442.

d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	The Trust is organized under the laws of the State of Michigan. Mr. Essex, the Trust’s sole Trustee, is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Essex utilized approximately $2,216,666 of his personal funds to purchase the 869,281 shares of Common Stock that are reported in this Schedule 13D.

Item 4. Purpose of Transaction.

Mr. Essex acquired the shares of Common Stock for investment. Pursuant to the terms of the Supplemental Share Purchase Agreement, dated January 13, 2016, between Mr. Essex and Community Shores, so long as Mr. Essex beneficially owns at least 5% of the issued and outstanding voting stock of Community Shores, he has the right (but not the obligation) to designate one (1) individual to attend all board of directors meetings of Community Shores as an observer. Further, so long as Mr. Essex beneficially owns at least 10% of the issued and outstanding voting stock of Community Shores, and if Bruce J. Essex, Sr. ceases to serve as a member of the board of directors of Community Shores, then Mr. Essex has the right (but not the obligation) to designate one person to be nominated for election to the board of directors of Community Shores. Mr. Essex currently does not plan to exercise his board observer or nomination rights, but may elect to do so in the future. Except as provided above, Mr. Essex currently does not have any plans or proposals that relate to, or would result in, any of the matters set forth in Item 4(a) through (j) of Schedule 13D.

CUSIP No. 204046 10 6	SCHEDULE 13D	Page 5 of 6 Pages

Item 5. Interest in Securities of the Issuer

Reporting Person	Amount Beneficially Owned	Percent of Class*	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Bruce J. Essex, Jr.	994,531	24.25%	0	994,531	0	994,531

Bruce J. Essex, Jr. 2016 Revocable Trust**	994,531	24.25%	0	994,531	0	994,531

*This percent is based on 4,101,664 shares of Common Stock outstanding, as confirmed by the Company via email.

**Mr. Essex is the sole Trustee of the Trust.

(c) None.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of the Supplemental Share Purchase Agreement, dated January 13, 2016, between Mr. Essex and Community Shores, so long as Mr. Essex beneficially owns at least 5% of the issued and outstanding voting stock of Community Shores, he has the right (but not the obligation) to designate one (1) individual to attend all board of directors meetings of Community Shores as an observer. Further, so long as Mr. Essex beneficially owns at least 10% of the issued and outstanding voting stock of Community Shores, and if Bruce J. Essex, Sr. ceases to serve as a member of the board of directors of Community Shores, then Mr. Essex has the right (but not the obligation) to designate one person to be nominated for election to the board of directors of Community Shores.

Item 7. Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement

Exhibit 2: Supplemental Share Purchase Agreement, dated January 13, 2016, incorporated by reference to Exhibit 10.3 of Community Shores’s current report on Form 10-K, filed January 14, 2016

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2016	/s/ Bruce J. Essex, Jr.
Name: Bruce J. Essex, Jr.

Bruce J. Essex, Jr. 2016 Revocable Trust

/s/ Bruce J. Essex, Jr.
Name: Bruce J. Essex, Jr.
Title: Trustee

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto, if any) with respect to the shares of Common Stock of Community Shores Bank Corporation, a Michigan corporation, and that this Agreement may be included as an Exhibit to such joint filing. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 7th day of April, 2016.

Date: April 7, 2016	Bruce J. Essex, Jr. 2016 Revocable Trust

/s/ Bruce J. Essex, Jr.
Name: Bruce J. Essex, Jr.
Title: Trustee

/s/ Bruce J. Essex, Jr.
Name: Bruce J. Essex, Jr.